[LETERHEAD OF SIMPSON THACHER & BARTLETT LLP]

        August 3, 2005

VIA EDGAR AND FEDERAL EXPRESS

Lesli Sheppard
Senior Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:
  Rockwood Holdings, Inc. Registration Statement on Form S-1
  File No. 333-122764

Ladies and Gentlemen:

        On behalf of Rockwood Holdings, Inc. (the "Company"), we hereby submit for your review Amendment No. 5 ("Amendment No. 5") to the above-referenced registration statement (the "Registration Statement") of the Company originally filed with the Securities and Exchange Commission (the "Commission") on February 11, 2005, pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 5 has been concurrently filed with the Commission through the Commission's electronic data gathering, analysis and retrieval ("EDGAR") system. We have enclosed four copies of Amendment No. 5 for your review.

        Amendment No. 5 is being filed solely for the purpose of submitting certain exhibits and making certain changes to Part II of the Registration Statement. No changes have been made to the prospectus.

        Please call me (212-455-2758) or Scott Fisher (212-455-2456) of this firm with any questions you may have regarding this filing.

Very truly yours,
/s/ ROXANE F. REARDON Roxane F. Reardon
cc:
Jennifer R. Hardy—Securities and Exchange Commission
Rufus Decker—Securities and Exchange Commission
Nudrat Salik—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.